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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16 )*

GOLDEN TELECOM, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
38122G107
(CUSIP Number)
Franz Wolf
Suite 2
4 Irish Place
Gibraltar
+350 41977
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 18, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D
CUSIP No.	38122G107		Page	2	of	15

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SUNBIRD LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cyprus

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

SCHEDULE 13D
CUSIP No.	38122G107		Page	3	of	15

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) YIELDCARE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cyprus

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	38122G107	SCHEDULE 13D	Page	4	of	15

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) ALTIMO HOLDINGS & INVESTMENTS LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	38122G107	SCHEDULE 13D	Page	5	of	15

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) CTF HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Gibraltar

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	38122G107	SCHEDULE 13D	Page	6	of	15

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) CROWN FINANCE FOUNDATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Liechtenstein

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13D	Page 7 of 15
Introductory Statement
     This Amendment No. 16 to the Statement on Schedule 13D (this “Amendment”) relates to shares of common stock, $0.01 par value per share (the “Shares”), of Golden Telecom, Inc. (the “Issuer”). This Amendment No. 16 amends the initial Statement on Schedule 13D, dated May 21, 2001; as amended by Amendment Nos. 1 through 15 thereto (collectively, the “Existing Statement” and together with this Amendment, the “Statement”), filed by the Reporting Persons (as defined below) and certain other entities. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Existing Statement. Except as provided herein, this Amendment does not modify any of the information previously reported in the Existing Statement.
Item 1. Security and Issuer
     No changes.
Item 2. Identity and Background
     This Amendment is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i)	Sunbird Limited;

(ii)	Yieldcare Limited;

(iii)	Altimo Holdings & Investments Ltd.;

(iv)	CTF Holdings Limited; and

(v)	Crown Finance Foundation.
     The agreement between the Reporting Persons relating to the joint filing of this Amendment is referenced as Exhibit A hereto.
The Reporting Persons
     Sunbird Limited (“Sunbird”) is a Cyprus company with its principal address at Themistokli Dervi, 5, Elenion Building, 2nd floor, P.C. 1066, Nicosia, Cyprus. The principal business of Sunbird is to function as a holding company. Current information concerning the identity and background of the directors and officers of Sunbird is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     Yieldcare Limited (“Yieldcare”) is a Cyprus company with its principal address at Themistokli Dervi, 5, Elenion Building, 2nd floor, P.C. 1066, Nicosia, Cyprus. The principal business of Yieldcare is to function as a holding company. Yieldcare is the sole shareholder of Sunbird, and in such capacity may have been deemed to be the beneficial owner of the Shares of the Issuer previously held directly by Sunbird. Current information concerning the identity and background of the directors and officers of Yieldcare is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     Altimo Holdings & Investments Ltd. (“Altimo”) is a British Virgin Islands company with its principal address at the premises of Trident Trust Company (B.V.I.) Limited at Trident Chambers, P.O. Box 659, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to act as a holding company. Altimo is the sole shareholder of Yieldcare, and in such capacity, may have been

SCHEDULE 13D	Page 8 of 15
deemed to be the beneficial owner of the Shares of the Issuer previously held directly by Sunbird. Current information regarding the identity and background of the directors and officers of Altimo is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     CTF Holdings Limited (“CTF Holdings”) is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”). Collectively, the Holding Companies own a majority of the shares of Altimo. As a consequence of its majority ownership of the Holding Companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Altimo and may therefore have been deemed to be the beneficial owner of the Shares of the Issuer previously held directly by Sunbird. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     Crown Finance Foundation (“Crown Finance”) is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may have been deemed to be the beneficial owner of the Shares of the Issuer previously held directly by Sunbird. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     No changes.
Item 4. Purpose of Transaction
     Item 4 of the Existing Statement is hereby amended by adding the following:
     On January 18, 2008, Lillian Acquisition, Inc. (“Merger Sub”), a Delaware company, a wholly-owned subsidiary of VimpelCom Finance B.V. (“Parent”), which is a wholly-owned subsidiary of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), announced a tender offer in respect of any and all outstanding Shares of the Issuer at a price per share of $105.00 in cash (the “Tender Offer”).

SCHEDULE 13D	Page 9 of 15
The Tender Offer was made in connection with the Agreement and Plan of Merger, dated as of December 21, 2007, among Parent, Merger Sub and the Issuer. The description of the Merger Agreement and the Tender Offer included in this Item 4 is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated herein by reference to Exhibit 2.1 to the Report on Form 8-K filed by the Issuer on December 21, 2007 and the full text of the Schedule TO filed by the Purchaser and VIP Finance on January 18, 2008 (as amended from time to time).
     On February 4, 2008, Sunbird tendered all of Sunbird’s directly owned 10,731,707 Shares in the Issuer, to Merger Sub upon the terms and subject to the conditions of the Tender Offer. On February 18, 2008, VimpelCom issued a press release indicating that, pursuant to the terms and conditions of the Tender Offer, Merger Sub had accepted for payment all Shares tendered in the Tender Offer, including the Shares tendered by Sunbird. As a result, the Reporting Persons no longer have any beneficial ownership of any Shares of the Issuer.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Existing Statement is hereby deleted in its entirety and replaced with the following:
     (a)-(b) As a result of the Tender Offer by Merger Sub, the Reporting Persons no longer have beneficial ownership of any of the Issuer’s Shares.
     (c) Except as otherwise stated herein, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to the Shares during the past sixty days by any of the persons named in response to Item 2.
     (d) Except as otherwise described herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
     (e) The Reporting Persons ceased to be beneficial owners of any Shares on February 18, 2008, when the Shares tendered by Sunbird were accepted by Merger Sub pursuant to the terms and conditions of the Tender Offer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     No changes.
Item 7. Material to be Filed as Exhibits
     The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D	Page 10 of 15
Signature
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete, and correct.

SUNBIRD LIMITED

February 20, 2008 Date

/s/ Charalambos Michaelides / Stella Herodotou Signature

Charalambos Michaelides, Director Stella Herodotou, Director Name/Title

YIELDCARE LIMITED

February 20, 2008 Date

/s/ Stella Raouna Signature

Stella Raouna, Director Name/Title

ALTIMO HOLDINGS & INVESTMENTS LTD.

February 20, 2008 Date

/s/ Franz Wolf Signature

Franz Wolf, Director Name/Title

SCHEDULE 13D	Page 11 of 15

CTF HOLDINGS LIMITED

February 20, 2008 Date

/s/ Franz Wolf Signature

Franz Wolf, Director Name/Title

CROWN FINANCE FOUNDATION

February 20, 2008 Date

/s/ Franz Wolf Signature

Franz Wolf, Attorney-in-fact Name/Title

SCHEDULE 13D	Page 12 of 15
ANNEX A
Directors and Officers of Sunbird Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Charalambos Michaelides, Director (Cyprus)	Chartered Accountant	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus

Stella Herodotou, Director (Cyprus)	Accountant	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus
Directors and Officers of Yieldcare Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Sophia Ioannou, Director (Cyprus)	Accountant	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus

Stella Raouna, Director (Cyprus)	Accountant	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus
Directors and Officers of Altimo Holdings & Investments Ltd.

Name/Title/Citizenship	Principal Occupation	Business Address
Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Group Limited	Cassandra Centre, Office 302, 29 Theklas Lyssioti Street, Limassol, Cyprus

Georgia Karydes, Director (Cyprus)	Director, Administrator of Feldmans Management (Overseas) Limited	6 Nikou Georgiou Street, Block C, Office 704, Nicosia 1095, Cyprus

SCHEDULE 13D	Page 13 of 15

Name/Title/Citizenship	Principal Occupation	Business Address
Olga Kichatova, Director (Russia)	Financial Director of MRO CTF Consultancy Ltd.	3rd Floor, Building 3, 6 Sechenovskiy Pereulok, 119034 Moscow, Russia

Alexey Reznikovich, Chief Executive Officer (Russia)	Chief Executive Officer, Altimo	11 Savvinskaya Nab., 119435 Moscow, Russia

Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar
Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Marina Kushnareva Director (Russia)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf Director (Germany)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar
Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address
Christian Rosenow Director (Switzerland)	President of the Board and CEO of CBR Privatinvest Ltd.	Talacker 35, 8001 Zurich Switzerland

Dr. Norbert Seeger Director (Liechtenstein)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

SCHEDULE 13D	Page 14 of 15
Members of the Supervisory Board of the Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address
Petr Aven (Russia)	President, OJSC “Alfa-Bank”	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexander Fain (Russia)	Chief Executive Officer, OOO “Alfa-Eco M”	12 Krasnopresnenskaya Nab. CMT2, Entrance 7, 123610 Moscow, Russia

Mikhail Fridman (Russia)	Chairman of the Supervisory Board of Alfa Group Consortium/Member of the Board of Directors of OJSC “Alfa Bank”	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Mikhail Gamzin (Russia)	Managing Partner, Russian Technologies Investment Consultants Limited (Cyprus)	6 Gasheka Street, Dukat Place III, Office 1210, 125047 Moscow, Russia

German Khan (Russia)	Executive Director, OAO “TNK-BP Management”	1, Arbat Street, 119019 Moscow, Russia

Lev Khasis (Russia)	Chief Executive Officer, X5 Retail Group N.V.	Srednyaya Kalitnikovskaya Street 28-4, 109029 Moscow, Russia

Alexander Kosiyanenko (Russia)	Member of the Supervisory Board, X5 Retail Group N.V.	Sadovaya-Samotechnaya 24\27, 127051 Moscow, Russia

Andrei Kosogov (Russia)	Chairman of the Advisory Committee, Altimo Holdings & Investments Limited	32 Sadovaya Kudrinskaya, 123001 Moscow, Russia

Alexey Kuzmichev (Russia)	Member of the Supervisory Board, Alfa Group Consortium	21 Novy Arbat Street, 10th floor, office 1046, 121019 Moscow, Russia

Nigel John Robinson (United Kingdom)	Director of Corporate Development, Finance and Control, CTF Holdings Ltd.	Sechenovskiy Pereulok 6/3, 119034, Moscow, Russia

Alexey Reznikovich (Russia)	Chief Executive Officer, Altimo	11 Savvinskaya Nab., 119435 Moscow, Russia

Alexander Savin (Russia)	Managing Director, Investitsionnaya Kompaniya A-1	12 Krasnopresnenskaya Nab., International Trade Center 2, Entrance 7, 123610 Moscow, Russia

SCHEDULE 13D	Page 15 of 15
EXHIBIT INDEX
Exhibit A Joint Filing Agreement, dated as of November 10, 2006, by and among Sunbird Limited, Yieldcare Limited, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation, incorporated herein by reference to Exhibit A to Amendment No. 10 to the Statement on Schedule 13D filed with the Securities and Exchange Commission by Sunbird Limited, Yieldcare Limited, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation on November 13, 2006.
Exhibit B A conformed copy of the Power of Attorney, dated July 4, 2007, authorizing Franz Wolf to sign this Amendment on behalf of Crown Finance Foundation, incorporated herein by reference to Exhibit D to Amendment No. 14 to the Statement on Schedule 13D related to the Issuer filed by Sunbird Limited, Yieldcare Limited, Altimo Holdings & Investments Limited, CTF Holdings Limited, and Crown Finance Foundation with the Securities and Exchange Commission on December 26, 2007.